Exhibit (A)(5)(C)

Press Contact: Yolanda White 858-812-7302 Direct Investor Information: 877-934-4687 investor@kratosdefense.com

FOR IMMEDIATE RELEASE

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD

FOR ACQUISITION OF HERLEY INDUSTRIES

SAN DIEGO, CA, March 16, 2011—Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS), a leading National Security Solutions provider, today announced that the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the pending acquisition of Herley Industries, Inc. (NASDAQ: HRLY) by Lanza Acquisition Co., an indirect, wholly-owned subsidiary of Kratos, at a price of $19.00 per share in cash, without interest, less any applicable withholding taxes, has expired without a request for additional information.

The expiration of the Hart-Scott-Rodino waiting period has satisfied one of the conditions to the closing of the tender offer.  Unless the tender offer is extended, the tender offer and any withdrawal rights to which Herley’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on Thursday, March 24, 2011 (the end of the day on Thursday).  Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, Herley will be an indirect wholly-owned subsidiary of Kratos.

About Kratos Defense & Security Solutions

Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS) is a specialized National Security business providing mission critical products, services and solutions for United States National Security priorities. Kratos’ core capabilities are sophisticated engineering, manufacturing and system integration offerings for National Security platforms and programs. Kratos’ areas of expertise include C5ISR, unmanned systems, cyber warfare, cyber security, information assurance, critical infrastructure security and weapons systems sustainment. Kratos has primarily an engineering and technical oriented work force of approximately 2,800, the majority of which hold an active National Security clearance. The vast majority of Kratos’ work is performed on a military base, in a secure facility or at a critical infrastructure location. Kratos’ primary end customers are United States Federal Government agencies, including the Department of Defense, classified agencies, intelligence agencies and Homeland Security related agencies.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Stockholders of Herley are urged to read the relevant tender offer documents and all amendments thereto because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. Kratos and its acquisition subsidiary have filed a tender offer statement on Schedule TO with the SEC and Herley has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer described in this press release. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and all amendments thereto and the related solicitation/recommendation statement and all amendments thereto contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by Herley’s stockholders before they make any decision with respect to the tender offer. Such materials will be made available to Herley’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s Web site: www.sec.gov and may also be obtained by directing a request to the Corporate Secretary of Kratos Defense & Security Solutions, Inc., at (858) 812-7300.